UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Ketcham Investments, Inc.

Suite 401 – 2000 43 Avenue East

Seattle, WA 98112

206-325-6394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 952845105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ketcham Investments, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,665,946 Common Shares of West Fraser Timber Co. Ltd.(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,665,946 Common Shares of West Fraser Timber Co. Ltd.(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,665,946 Common Shares of West Fraser Timber Co. Ltd.(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

Explanatory Notes:

(1)	Comprised of 3,912,718 Common Shares of West Fraser Timber Co. Ltd. (“West Fraser”), and 1,743,228 Class B Shares, each of which is exchangeable into one Common Share
(2)	Based on 103,366,141 Common Shares of West Fraser issued and outstanding as of February 14, 2021

CUSIP No. 952845105	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: West Fraser Timber Co. Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: Suite 501, 858 Beatty Street, Vancouver, British Columbia, Canada V6B 1C1

Item 2.

(a)	Name of Person Filing: This Schedule 13G is being filed by Ketcham Investments, Inc. (the “Reporting Person”)

(b)	Address of the Principal Office or, if none, residence: The address of the Reporting Person is Suite 401, 2000 43 Avenue East, Seattle, WA 98112

(c)	Citizenship: The Reporting Person is organized under the laws of the State of Washington.

(d)	Title of Class of Securities: Common shares, no par value (“Common Shares”) of the Issuer

(e)	CUSIP Number: 952845105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 952845105	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	The Reporting Person is deemed to beneficially own 5,655,946 Common Shares of West Fraser comprised of 3,912,718 Common Shares and 1,743,228 Class B Shares, each of which is exchangeable into one Common Share (as calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act)

(b)	Percent of class: 5.38%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 5,655,946 Common Share

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition 5,655,946 Common Share

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 952845105	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

KETCHAM INVESTMENTS, INC.

By:	/s/ Hank Ketcham
Name: Hank Ketcham
Title: Assistant Secretary